IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2026 and for the nine and three-month periods ended as of that date, presented comparatively.

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°: 83, beginning on July 1st, 2025.

Legal address: 261 Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023 and registered in the Superintendence on September 12, 2023 with the number 15555, Book 114 Volume – of Joint Stock Companies.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Share capital: 810,797,120 common shares. (*)

Common Stock subscribed, issued and paid-up nominal value (in millions of ARS): 8,108.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Cresud S.A.C.I.F. y A.).

Legal Address: 261 Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina.

Main activity of parent Company: Real estate and agricultural activities.

Direct interest of the Parent Company on the capital stock: 433,202,111 common shares.

Percentage of votes of the Parent Company (direct interest) on the shareholders’ equity: 53.44% (1).

Type of stock	CAPITAL STATUS
	Shares authorized for Public Offering (2)	Subscribed, issued and paid-up nominal value (in millions of Argentine Pesos)
Common stock with a face value of ARS 10 per share and entitled to 1 vote each	810,797,120	8,108

(1) For computation purposes, treasury shares have been subtracted.
(2) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

(*) As of March 31, 2026, the capital increase and the issuance of shares resolved by the board of directors on April 28, 2026, was in process of being registered in the “Inspección General de Justicia” (General Inspection of Justice).

Glossary

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
ARCOS	Arcos del Gourmet S.A.
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2025
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
BYMA	Buenos Aires Stock Exchange
CNV	Argentine National Securities Commission
CODM	Chief Operating Decision Maker
CPI	Consumer Price Index
Cresud	Cresud S.A.C.I.F. y A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
GCDI	GCDI S.A.
GLA	Gross Leasable Area
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IDBD	IDB Development Corporation Ltd.
IFRS	International Financial Reporting Standards
INDEC	Argentine Institute of Statistics and Census
IRSA, The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
NIS	New Israeli Shekel
New Lipstick	New Lipstick LLC
Puerto Retiro	Puerto Retiro S.A.
USA	United States of America

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Financial Position
as of March 31, 2026 and June 30, 2025
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.2026	06.30.2025
ASSETS
Non-current assets
Investment properties	8	2,990,015	2,932,846
Property, plant and equipment	9	68,382	67,660
Trading properties	10, 22	209,925	156,007
Intangible assets	11	22,419	22,677
Right-of-use assets	12	19,914	14,866
Investments in associates and joint ventures	7	237,528	222,908
Deferred income tax assets	19	8,171	8,656
Income tax credit		44	73
Trade and other receivables	13, 14	6,702	41,273
Investments in financial assets	13	29,289	34,477
Total non-current assets		3,592,389	3,501,443
Current assets
Trading properties	10, 22	49,097	44,649
Inventories	22	1,697	1,527
Income tax credit		408	439
Trade and other receivables	13, 14	163,980	162,592
Investments in financial assets	13	446,219	273,644
Cash and cash equivalents	13	54,472	221,177
Total current assets		715,873	704,028
TOTAL ASSETS		4,308,262	4,205,471
SHAREHOLDERS’ EQUITY
Equity attributable to owners of the parent (as shown in the statement of changes in equity)		1,922,365	1,973,610
Non-controlling interest		115,884	117,786
TOTAL SHAREHOLDERS’ EQUITY		2,038,249	2,091,396
LIABILITIES
Non-current liabilities
Borrowings	13, 17	798,232	637,678
Lease liabilities	12	7,827	4,088
Deferred income tax liabilities	19	907,852	931,854
Trade and other payables	13, 16	68,735	76,232
Provisions	18	41,430	40,241
Salaries and social security liabilities		129	155
Total non-current liabilities		1,824,205	1,690,248
Current liabilities
Borrowings	13, 17	98,625	171,788
Lease liabilities	12	5,354	6,447
Trade and other payables	13, 16	143,819	151,220
Income tax liabilities		89,665	69,583
Provisions	18	5,794	6,487
Derivative financial instruments	13	82,959	61
Salaries and social security liabilities		19,592	18,241
Total current liabilities		445,808	423,827
TOTAL LIABILITIES		2,270,013	2,114,075
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		4,308,262	4,205,471

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Income and Other Comprehensive Income
for the nine and three-month periods ended March 31, 2026 and 2025
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	03.31.2026	03.31.2025	03.31.2026	03.31.2025
Revenues	20	464,366	445,596	144,706	140,176
Costs	21, 22	(174,047)	(173,286)	(53,205)	(56,372)
Gross profit		290,319	272,310	91,501	83,804
Net gain / (loss) from fair value adjustment of investment properties	8	30,231	(188,173)	(173,016)	147,382
General and administrative expenses	21	(66,423)	(60,625)	(23,124)	(19,882)
Selling expenses	21	(23,266)	(22,964)	(8,077)	(9,016)
Other operating results, net	23	7,670	(7,786)	(340)	6,118
Profit / (loss) from operations		238,531	(7,238)	(113,056)	208,406
Share of profit / (loss) of associates and joint ventures	7	19,961	13,330	7,605	(22,341)
Profit / (loss) before financial results and income tax		258,492	6,092	(105,451)	186,065
Finance income	24	8,259	4,715	2,920	2,390
Finance costs	24	(67,834)	(37,065)	(22,235)	(750)
Other finance income / (cost)	24	122,350	79,203	81,759	(16,100)
Gain / (loss) on net monetary position (IAS 29)	24	15,487	22,581	(665)	12,500
Financial results, net		78,262	69,434	61,779	(1,960)
Profit / (loss) before income tax		336,754	75,526	(43,672)	184,105
Income tax expense	19	(97,013)	(29,029)	11,104	(78,627)
Profit for the period		239,741	46,497	(32,568)	105,478
Other comprehensive (loss) / income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustments and other comprehensive (loss) / income of subsidiaries and associates (i)		(1,444)	(1,034)	105	986
Total other comprehensive (loss) / income for the period		(1,444)	(1,034)	105	986
Total comprehensive income / (loss) for the period		238,297	45,463	(32,463)	106,464

Profit / (loss) for the period attributable to:
Equity holders of the parent		227,537	44,314	(30,184)	101,575
Non-controlling interest		12,204	2,183	(2,384)	3,903

Total comprehensive profit / (loss) attributable to:
Equity holders of the parent		226,527	43,824	(29,433)	102,548
Non-controlling interest		11,770	1,639	(3,030)	3,916

Profit / (loss) per share attributable to equity holders of the parent: (ii)
Basic		297.05	59.80	(39.40)	137.08
Diluted		283.71	54.31	(39.40) (iii)	124.48

(i)
The components of other comprehensive loss do not generate an impact on income tax.
(ii)
See note 28 to the Annual Consolidated Financial Statements as of June 30, 2025.
(iii)
Given that the result for the period showed losses, there is no diluted effect of such result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2026
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (iv)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2025	7,533	92	574,595	31,053	850,705	(80,082)	83,603	323,450	(115,861)	298,522	1,973,610	117,786	2,091,396
Net profit for the period	-	-	-	-	-	-	-	-	-	227,537	227,537	12,204	239,741
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(1,010)	-	(1,010)	(434)	(1,444)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	(1,010)	227,537	226,527	11,770	238,297
Appropriation of retained earnings – Shareholders’ meeting	-	-	-	-	-	-	12,238	-	27,386	(39,624)	-	-	-
Warrants exercise (ii)	483	-	20	(3,974)	90,081	-	-	-	-	-	86,610	-	86,610
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	430	430
Dividends declared	-	-	-	-	-	-	-	-	-	(205,141)	(205,141)	(13,859)	(219,000)
Reserve for share-based payments	4	(4)	-	-	-	436	-	-	(436)	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-	243	-	243	(243)	-
Amendment to the exercise terms of warrants issued by the Company (iii)	-	-	-	(27,079)	(132,405)	-	-	-	-	-	(159,484)	-	(159,484)
Balance as of March 31, 2026	8,020	88	574,615	-	808,381	(79,646)	95,841	323,450	(89,678)	281,294	1,922,365	115,884	2,038,249

(i) Includes ARS 23 of Inflation adjustment of treasury shares. See Note 17 to the Annual Consolidated Financial Statements as of June 30, 2025.
(ii) As of March 31, 2026, the remaining warrants to exercise amount to 26,392,876. See Note 28 to these Financial Statements.
(iii) See Note 28 to these Financial Statements.
(iv) Group´s other reserves for the period ended March 31, 2026 are comprised as follows:

	Cost of treasury shares	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of June 30, 2025	(8,981)	(5,840)	61,900	(162,940)	(115,861)
Other comprehensive loss for the period	-	(1,010)	-	-	(1,010)
Total comprehensive loss for the period	-	(1,010)	-	-	(1,010)
Appropriation of retained earnings – Shareholders’ meeting	-	-	27,386	-	27,386
Reserve for share-based payments	776	-	-	(1,212)	(436)
Changes in non-controlling interest	-	-	-	243	243
Balance as of March 31, 2026	(8,205)	(6,850)	89,286	(163,909)	(89,678)

(1) Includes revaluation surplus.

 The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.
 The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2025
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (ii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2024	7,181	234	574,516	38,542	834,282	(17,973)	83,603	323,450	13,198	24,068	1,881,101	128,688	2,009,789
Net profit for the period	-	-	-	-	-	-	-	-	-	44,314	44,314	2,183	46,497
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(490)	-	(490)	(544)	(1,034)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	(490)	44,314	43,824	1,639	45,463
Appropriation of retained earnings – Shareholders’ meeting	-	-	-	-	-	-	-	-	(30,309)	30,309	-	-	-
Repurchase of treasury shares	(115)	115	-	-	-	-	-	-	(24,395)	-	(24,395)	-	(24,395)
Warrants exercise	162	-	67	(5,832)	12,794	-	-	-	-	-	7,191	-	7,191
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	229	229
Dividends declared	-	-	-	-	-	-	-	-	(136,306)	-	(136,306)	(11,341)	(147,647)
Distribution of treasury shares	257	(257)	-	-	-	(62,190)	-	-	62,190	-	-	-	-
Reserve for share-based payments	-	-	-	-	-	92	-	-	(92)	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-	(22)	-	(22)	22	-
Balance as of March 31, 2025	7,485	92	574,583	32,710	847,076	(80,071)	83,603	323,450	(116,226)	98,691	1,771,393	119,237	1,890,630

(i) Includes ARS 98 of Inflation adjustment of treasury shares. See Note 17 to the Annual Consolidated Financial Statements as of June 30, 2025.
(ii) Group’s other reserves for the period ended March 31, 2025 are comprised as follows:

	Cost of treasury shares	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of June 30, 2024	(46,885)	127,233	(5,084)	101,282	(163,348)	13,198
Other comprehensive loss for the period	-	-	(490)	-	-	(490)
Total comprehensive loss for the period	-	-	(490)	-	-	(490)
Appropriation of retained earnings – Shareholders’ meeting	-	-	-	(30,309)	-	(30,309)
Repurchase of treasury shares	(24,395)	-	-	-	-	(24,395)
Dividends declared	-	(68,153)	-	(68,153)	-	(136,306)
Distribution of treasury shares	62,190	-	-	-	-	62,190
Reserve for share-based payments	109	-	-	-	(201)	(92)
Reallocation of reserves	-	(59,080)	-	59,080	-	-
Changes in non-controlling interest	-	-	-	-	(22)	(22)
Balance as of March 31, 2025	(8,981)	-	(5,574)	61,900	(163,571)	(116,226)

(1) Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Cash Flows
for the nine-month periods ended March 31, 2026 and 2025
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.2026	03.31.2025
Operating activities:
Net cash generated from operating activities before income tax paid	15	204,298	175,885
Income tax paid		(85,531)	(13,123)
Net cash generated from operating activities		118,767	162,762
Investing activities:
Acquisition of participation in associates		(7,608)	-
Contributions and issuance of capital in associates and joint ventures		-	(44)
Acquisition and improvements of investment properties		(65,174)	(37,880)
Proceeds from sales of investment properties		1,849	9,434
Acquisitions and improvements of property, plant and equipment		(7,288)	(7,362)
Acquisitions of intangible assets		(575)	(2,494)
Dividends collected from associates and joint ventures		2,201	400
Proceeds from sales of interest held in associates and joint ventures		-	7,996
Payment of derivative financial instruments		(946)	(80)
Acquisitions of investments in financial assets		(733,463)	(292,776)
Proceeds from disposal of investments in financial assets		500,439	279,313
Interest received from financial assets		39,369	17,094
Proceeds from loans granted to related parties		1,567	956
Loans granted		(1,044)	-
Net cash used in investing activities		(270,673)	(25,443)
Financing activities:
Borrowings, issuance and new placement of non-convertible notes		288,260	465,796
Payment of borrowings and non-convertible notes		(84,062)	(121,254)
Net (repayment of) / proceeds from short-term borrowings		(5,004)	81,393
Interests paid		(61,306)	(47,753)
Repurchase of non-convertible notes		-	(57,187)
Capital contributions from non-controlling interest in subsidiaries		430	229
Loans received from associates and joint ventures, net		-	396
Dividends paid		(155,332)	(100,877)
Warrants exercise		6,304	7,191
Payment of lease liabilities		(1,470)	(3,260)
Repurchase of treasury shares		-	(24,395)
Net cash (used in) / generated from financing activities		(12,180)	200,279
Net (decrease) / increase in cash and cash equivalents		(164,086)	337,598
Cash and cash equivalents at the beginning of the period	13	221,177	49,348
Loss on net monetary position (IAS 29)		(3,043)	(3,753)
Foreign exchange differences and unrealized fair value gain / (loss) on cash and cash equivalents		424	(1,347)
Cash and cash equivalents at end of the period	13	54,472	381,846

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

These Financial Statements have been approved for issuance by the Board of Directors, on May 6, 2026.

IRSA was founded in 1943, and it has engaged in diverse real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”.

Cresud is our direct parent company, whose main shareholders are Inversiones Financieras del Sur S.A., Agroinvestment S.A. and Consultores Venture Capital Uruguay S.A., and whose ultimate beneficial owner is Eduardo S. Elsztain.

As of the date of these Financial Statements, the Group owns 16 shopping malls, 5 office buildings, 3 hotels and an extensive land reserve for future mixed-use developments. Additionally, the Group holds a 29.12% interest in Banco Hipotecario S.A. (BHSA) (see note 7), which is a leading commercial bank in the provision of mortgaged loans in Argentina. BHSA's shares are listed on the BYMA.

The Group operates and holds a majority interest (with the exception of La Ribera Shopping Center, of which it has a 50% ownership interest) in a portfolio of fifteen shopping malls in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Paseo Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), three in Buenos Aires Province (Alto Avellaneda, Soleil Premium Outlet and Terrazas de Mayo) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Group also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

Likewise, the Group manages a portfolio of five office buildings and has majority stakes in three luxury hotels including the Libertador and Intercontinental hotels in the Autonomous City of Buenos Aires and the exclusive Llao Llao resort, in the city of San Carlos de Bariloche, in southern Argentina. Additionally, the Group participates in the development of residential properties for sale, as well as in other investments.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's Annual Consolidated Financial Statements as of June 30, 2025 prepared in accordance with IFRS Accounting Standards issued by the IASB. Also, these financial statements include additional information required by General Companies Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS Accounting Standards.

These financial statements as of March 31, 2026 and for the interim periods of nine months ended March 31, 2026 and 2025 have not been audited. Management considers that they include all the necessary adjustments to fairly state the results of each period. Interim period results do not necessarily reflect the proportion of the Group's results for the entire fiscal year.

IRSA Inversiones y Representaciones Sociedad Anónima

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as hyper-inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceeds 100%. Accumulated inflation in Argentina in three years is over 100%. It is for this reason that, in accordance with IAS 29, Argentina must be considered a country with high inflation economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with Argentine Federation of Professional Councils in Economic Sciences (FACPCE) Resolution No. 539/18, it will be determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered.

The table below presents the index for the period between the last fiscal year and as of March 31, 2026, and for the 12-month period ending on the same date, according to official statistics (INDEC) and following the guidelines described in Resolution No. 539/18.

	As of March 31, 2026 (nine months)	As of March 31, 2026 (twelve months)
Price variation	25%	33%

As a consequence, these Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2026 and their comparative information were restated in accordance with IAS 29.

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

2.3.
Comparability of information

Balance items as of June 30, 2025 and March 31, 2025 presented in these Unaudited Condensed Interim Consolidated Financial Statements for comparative purposes arise from the financial statements as of and for such periods restated according to IAS 29 (See note 2.1).

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

3.
Seasonal effects on operations

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period from July through December, compared to the period from January through June.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the nine-month period ended March 31, 2026 are detailed below.

4.1.
Sale of lots and barter agreements – "Ramblas del Plata"

On July 17, 2025, IRSA signed an addendum to the purchase agreement dated January 27, 2025, which consisted of the substitution of one of the lots, with an additional cash payment of USD 3.5 million and the inclusion in the price of sellable square meters valued at USD 3.6 million. This transaction added USD 7.1 million, equivalent to ARS 8,953 million, to the original agreement, corresponding to 5,000 additional sellable square meters as a result of the substitution of the lot in question.

On November 7 and December 23, 2025, IRSA signed barter agreements for two lots for an approximate total amount of USD 11.8 million, equivalent to ARS 19,213 million, which will be paid to IRSA through a cash advance and saleable square meters to be received in the future.

Additionally, on February 12 and February 26, 2026, IRSA signed barter agreements for two lots, for a total reference amount of approximately USD 11.3 million, equivalent to ARS 16,611 million, which will be paid to IRSA through a cash advance and saleable square meters to be received in the future.

The sale transaction was recorded as a transfer between the line item “Investment properties” and “Trading properties” of these Consolidated Financial Statements, and generated a gain of ARS 1,516 million, which has been recognized in the line item “Net gain / (loss) from fair value changes of investment properties” of these Consolidated Financial Statements. The barter agreements were recorded as a transfer between the line item “Investment properties” and “Trading properties” of these Consolidated Financial Statements.

4.2.
Acquisition of the Al Oeste Shopping

On September 17, 2025, the Company acquired “Al Oeste” shopping mall through the signing of the deed and the transfer of operations. This property is located at the intersection of Luis Güemes and Presidente Perón Avenues, in the town of Haedo, Morón district, west of Greater Buenos Aires.

The shopping mall is currently operating below its potential, so the Company plans to reconvert it into an outlet center to be relaunched during 2026.

“Al Oeste Shopping” has approximately 20,000 GLA sqm, including 40 stores, 6 food court units, 5 padel courts, 14 cinema theaters, and 1,075 parking spaces. In addition, it has an expansion potential of 12,000 GLA sqm.

The purchase price was USD 9 million, of which USD 4.5 million has been paid. The remaining balance will be paid in four annual installments.

This transaction was recorded as an addition of “Investment properties” for ARS 14,596 million and “Intangible assets” for ARS 16 million, with a recognition of Imputed interest for ARS 1,262 million.

IRSA Inversiones y Representaciones Sociedad Anónima

4.3.
Sale of lot Pilar

On October 17, 2025, the Company signed a purchase agreement for a plot of land located in the Municipality of Pilar, Province of Buenos Aires, with a total surface area of approximately 609,343 sqm. The transaction price amounted to USD 1.2 million, equivalent to ARS 1,972 million.

This transaction was recorded as a disposal of “Investment properties” and generated a gain of ARS 98 million, which was recognized in the line item “Net gain / (loss) from fair value changes of investment properties” of these Consolidated Financial Statements.

4.4.
Property acquisition

On October 30, 2025, IRSA acquired, through a judicial process, a property located on Av. Gaona, between Nazca and Terrada, in the Flores neighborhood of the Autonomous City of Buenos Aires.

The property, on a plot of land of 8,856 sqm, has an existing built area of approximately 17,000 sqm and potential for future expansion. The purchase price was USD 6.8 million, which was fully paid. IRSA intends to refurbish the property, enhancing an iconic asset of the City of Buenos Aires.

4.5.
Córdoba land plot barter agreement

On January 28, 2026, IRSA signed a barter agreement with a local developer for the transfer of a plot of land owned by the Company, located in the City of Córdoba, adjacent to the Córdoba Shopping area, to be used for the development of a corporate office building. As consideration, the Company will receive full ownership of an open-plan office floor of approximately 979 sqm, together with ancillary rights over parking spaces and an option to acquire additional space in the building. The reference value of the transaction amounts to approximately USD 2.4 million, equivalent to ARS 3,472 million.

This barter agreement was recorded as a transfer between the line item “Investment properties” and “Trading properties” of these Consolidated Financial Statements.

4.6.
Soleil – Lease Agreement

On February 9, 2026, IRSA signed a lease agreement for an area of approximately 6,200 sqm located on the premises of Soleil Premium Outlet shopping center. The purpose of the agreement is the construction and operation of retail units, which will be integrated into the existing shopping complex.

The term of the lease, including automatic renewals, is fifty (50) years, and the transaction was recorded as an addition of “Right-of-use assets” for ARS 4,599 million and “Lease liabilities” for ARS 4,505 million.

4.7.
Vista al Muelle Transaction – E10 Trust

On March 4, 2026, Vista al Muelle S.A. (VAM), a subsidiary of Liveck L.T.D., transferred a plot of land to a trust, which was incorporated into the trust’s assets at an estimated value of approximately USD 3.2 million. As consideration, VAM will receive units of the tower to be constructed on such land.

The transaction generated a gain of ARS 4,307 million, resulting from the recognition of revenue from the sale of trading properties amounting to ARS 4,651 million and a related cost of ARS 344 million in these Consolidated Financial Statements. Additionally, a net increase of ARS 4,307 million was recorded in trading properties.

IRSA Inversiones y Representaciones Sociedad Anónima

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

From June 30, 2025 and up to the date of issuance of these Unaudited Condensed Interim Consolidated Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost).

6.
Segment information

Segment information was prepared and classified according to the business in which the Group operates, as described in Note 6 to the Annual Financial Statements.

Below is a summary of the Group’s operating segments and a reconciliation between the operating income according to segment information and the operating income of the Statements of Income and Other Comprehensive Income of the Group for the nine-month periods ended March 31, 2026 and 2025:

	03.31.2026
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	373,352	(2,163)	93,177	-	464,366
Costs	(80,391)	222	(93,878)	-	(174,047)
Gross profit / (loss)	292,961	(1,941)	(701)	-	290,319
Net gain / (loss) from fair value adjustment of investment properties	29,141	1,090	-	-	30,231
General and administrative expenses	(66,866)	264	-	179	(66,423)
Selling expenses	(23,407)	141	-	-	(23,266)
Other operating results, net	7,408	(19)	460	(179)	7,670
Profit / (loss) from operations	239,237	(465)	(241)	-	238,531
Share of profit of associates and joint ventures	19,244	717	-	-	19,961
Segment profit / (loss)	258,481	252	(241)	-	258,492
Reportable assets	3,561,994	(2,397)	-	748,665	4,308,262
Reportable liabilities (i)	-	-	-	(2,270,013)	(2,270,013)
Net reportable assets	3,561,994	(2,397)	-	(1,521,348)	2,038,249

	03.31.2025
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	357,489	(2,003)	90,110	-	445,596
Costs	(82,872)	199	(90,613)	-	(173,286)
Gross profit / (loss)	274,617	(1,804)	(503)	-	272,310
Net (loss) / gain from fair value adjustment of investment properties	(187,876)	(297)	-	-	(188,173)
General and administrative expenses	(61,088)	311	-	152	(60,625)
Selling expenses	(23,073)	109	-	-	(22,964)
Other operating results, net	(7,915)	(5)	286	(152)	(7,786)
(Loss) / profit from operations	(5,335)	(1,686)	(217)	-	(7,238)
Share of profit of associates and joint ventures	12,140	1,190	-	-	13,330
Segment profit / (loss)	6,805	(496)	(217)	-	6,092
Reportable assets	3,252,401	92	-	803,657	4,056,150
Reportable liabilities (i)	-	-	-	(2,165,520)	(2,165,520)
Net reportable assets	3,252,401	92	-	(1,361,863)	1,890,630

(1) Represents the equity value of joint ventures that were proportionately consolidated for segment information.
(2) Includes deferred income tax assets, income tax credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 157 as of March 31, 2026.
(i) The CODM focuses its review on reportable assets.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summarized analysis of the segments from the Group for the nine-month periods ended March 31, 2026 and 2025:

	03.31.2026
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	260,299	21,071	14,651	68,883	8,448	373,352
Costs	(21,518)	(2,434)	(10,483)	(42,768)	(3,188)	(80,391)
Gross profit	238,781	18,637	4,168	26,115	5,260	292,961
Net gain / (loss) from fair value adjustment of investment properties	103,494	(20,273)	(54,134)	-	54	29,141
General and administrative expenses	(30,475)	(1,868)	(13,570)	(9,388)	(11,565)	(66,866)
Selling expenses	(14,486)	(766)	(2,525)	(4,416)	(1,214)	(23,407)
Other operating results, net	1,123	133	8,452	(352)	(1,948)	7,408
Profit / (loss) from operations	298,437	(4,137)	(57,609)	11,959	(9,413)	239,237
Share of profit of associates and joint ventures	-	-	-	-	19,244	19,244
Segment profit / (loss)	298,437	(4,137)	(57,609)	11,959	9,831	258,481

Investment properties and trading properties	1,947,951	299,191	1,009,582	-	2,740	3,259,464
Investment in associates and joint ventures	-	-	-	-	228,928	228,928
Other operating assets	6,124	584	152	58,650	8,092	73,602
Reportable assets	1,954,075	299,775	1,009,734	58,650	239,760	3,561,994

	03.31.2025
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	254,174	18,556	13,800	65,006	5,953	357,489
Costs	(18,534)	(1,420)	(18,594)	(40,310)	(4,014)	(82,872)
Gross profit / (loss)	235,640	17,136	(4,794)	24,696	1,939	274,617
Net gain / (loss) from fair value adjustment of investment properties	268,128	(138,536)	(316,829)	-	(639)	(187,876)
General and administrative expenses	(29,557)	(2,447)	(11,565)	(11,635)	(5,884)	(61,088)
Selling expenses	(13,262)	(801)	(2,550)	(5,036)	(1,424)	(23,073)
Other operating results, net	(158)	167	(10,677)	(432)	3,185	(7,915)
Profit / (loss) from operations	460,791	(124,481)	(346,415)	7,593	(2,823)	(5,335)
Share of profit of associates and joint ventures	-	-	-	-	12,140	12,140
Segment profit / (loss)	460,791	(124,481)	(346,415)	7,593	9,317	6,805

Investment properties and trading properties	1,529,267	363,354	1,063,212	-	2,957	2,958,790
Investment in associates and joint ventures	-	-	-	-	221,659	221,659
Other operating assets	6,144	564	143	55,924	9,177	71,952
Reportable assets	1,535,411	363,918	1,063,355	55,924	233,793	3,252,401

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the nine-month period ended March 31, 2026 and for the year ended June 30, 2025 were as follows:

	03.31.2026	06.30.2025
Beginning of the period / year	222,808	225,592
Sale of interest in associates	-	(4,674)
Capital contributions	-	44
Share of profit	19,961	34,929
Currency translation adjustment	(400)	120
Dividends (Note 25)	(4,998)	(33,455)
Transfers from/to financial assets (ii)	-	437
Decrease of interest (iii)	-	(185)
End of the period / year (i)	237,371	222,808

(i)
As of March 31, 2026 and June 30, 2025 includes ARS (157) and ARS (100) respectively, reflecting interests in companies with negative equity, which were disclosed in “Provisions” (Note 18).
(ii)
Corresponds to the participation in GCDI S.A. and Challenger Gold Ltd.
(iii)
Corresponds to the decrease of interest due to the liquidation of Cyrsa S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is additional information about the Group’s main investments in associates and joint ventures:

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive (loss) / income
Name of the entity	03.31.2026	06.30.2025	03.31.2026	06.30.2025	03.31.2026	03.31.2025
Associates and joint ventures
New Lipstick	49.96%	49.96%	1,716	1,841	(126)	(163)
BHSA	29.12%	29.12%	177,531	167,415	10,117	4,426
BACS	37.72%	37.72%	14,166	13,814	351	412
Nuevo Puerto Santa Fe	50.00%	50.00%	8,600	10,636	773	1,284
La Rural SA	50.00%	50.00%	32,851	26,292	8,746	7,234
GCDI	-	-	-	-	-	207
Other joint ventures	N/A	N/A	2,507	2,810	(300)	(204)
Total associates and joint ventures			237,371	222,808	19,561	13,196

					Financial information
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote		Share capital (nominal value)		(Loss) / profit for the period		Shareholders’ equity
Associates and joint ventures
New Lipstick	USA	Real estate	23,631,037	(*)	47	(*)	(2)	(*)	(52)
BHSA	Argentina	Financial	436,780,922	(**)	1,500	(**)	34,742	(**)	594,480
BACS	Argentina	Financial	33,125,751	(**)	88	(**)	932	(**)	37,552
Nuevo Puerto Santa Fe	Argentina	Real estate	138,750		28		1,547		16,477
La Rural SA	Argentina	Organization of events	714,998	(**)	1	(**)	17,731	(**)	65,744

(*) Amounts in millions of US Dollars.
(**) Information as of March 31, 2026 according to IFRS.

Puerto Retiro (joint venture)

There have been no changes to what disclosed in Note 8 to the Annual Financial Statements.

La Rural (joint venture)

There have been no changes to what was disclosed in Note 8 to the Annual Financial Statements.

Arcos

There have been no changes to what was disclosed in Note 8 to the Annual Financial Statements.

8.
Investment properties

Changes in the Group’s investment properties for the nine-month period ended March 31, 2026 and for the year ended June 30, 2025 were as follows:

	03.31.2026		06.30.2025
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the period / year	1,149,789	1,783,057	1,813,143	1,156,377
Additions	58,686	17,542	33,703	59,500
Capitalized leasing costs	232	117	81	146
Amortization of capitalized leasing costs (i)	(131)	(231)	(164)	(313)
Transfers	(46,487)	(531)	(110,246)	(4,783)
Disposals	(2,259)	-	(11,369)	(23)
Currency translation adjustment	-	-	(80)	-
Net (loss) / gain from fair value adjustment (ii)	(78,857)	109,088	(575,279)	572,153
Fair value at the end of the period / year	1,080,973	1,909,042	1,149,789	1,783,057

(i)
Amortization charges of capitalized leasing costs were recognized in "Costs" in the Statement of Income and Other Comprehensive Income (Note 21).
(ii)
For the nine-month period ended March 31, 2026, the net gain from fair value adjustment of investment properties was ARS 30,231 million. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

IRSA Inversiones y Representaciones Sociedad Anónima

Level 2:

a)
The value of our office buildings, undeveloped parcels of land and other rental properties measured in real terms decreased by 6.01% during the nine-month period ended March 31, 2026, due to the variation of the implicit exchange rate which was below inflation. Likewise, there is an impact for the sales and acquisitions of the period.

Level 3:

a)
gain of ARS 179,009 million as a consequence of the variation in the projected income growth rate increase and the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow from shopping malls.
b)
positive impact of ARS 190,426 million resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period.
c)
a decrease of 57 basis points in the discount rate used for cash flows and a decrease of 60 basis points in the discount rate used for perpetuity, mainly due to a decrease in the country-risk rate component of the WACC discount rate used to discount the cash flow, which led to an increase in the value of the shopping malls of ARS 114,142 million.

Additionally, due to the impact of the inflation adjustment, ARS 361,170 million were reclassified for shopping malls from “Net gain / (loss) from fair value adjustment” to “Gain / (loss) on net monetary position (IAS 29)” in the Statement of Income and Other Comprehensive Income.

The following is the balance by type of investment property of the Group for the nine-month period ended March 31, 2026 and for the year ended June 30, 2025:

	03.31.2026	06.30.2025
Shopping Malls (i)	1,937,524	1,800,906
Offices and other rental properties	332,458	363,632
Undeveloped parcels of land	716,577	765,046
Properties under development	830	813
Others	2,626	2,449
Total	2,990,015	2,932,846

(i) Includes parking spaces.

The following amounts have been recognized in the Statements of Income and Other Comprehensive Income:

	03.31.2026	03.31.2025
Revenues (Note 20)	382,607	368,803
Direct operating costs	(122,058)	(115,674)
Development costs	(6,893)	(15,056)
Net realized gain from fair value adjustment of investment properties (i)	1,869	3,942
Net unrealized gain / (loss) from fair value adjustment of investment properties (ii)	28,362	(192,115)

(i) Corresponds to the result from changes in the fair value realized from sales that occurred during the fiscal year of properties considered as investment properties.
(ii) Includes the result from changes in the fair value of those investment properties that are in the portfolio and have not yet been sold. This was generated in accordance with what is described in the section named "valuation techniques" in Note 9 to the Annual Consolidated Financial Statements as of June 30, 2025, mainly affected by the macroeconomic effects of inflation and changes in the reference exchange rates mentioned therein.

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques.

IRSA Inversiones y Representaciones Sociedad Anónima

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the nine-month period ended March 31, 2026 and for the year ended June 30, 2025 were as follows:

	Buildings and facilities	Machinery and equipment	Others (i)	03.31.2026	06.30.2025
Costs	158,259	65,455	15,301	239,015	226,919
Accumulated depreciation	(99,109)	(60,331)	(11,915)	(171,355)	(163,164)
Net book amount at the beginning of the period / year	59,150	5,124	3,386	67,660	63,755
Additions	5,681	1,086	574	7,341	10,057
Currency translation adjustment	-	-	(2)	(2)	8
Transfers	-	161	-	161	2,031
Depreciation charges (ii)	(4,359)	(1,847)	(572)	(6,778)	(8,191)
Balances at the end of the period / year	60,472	4,524	3,386	68,382	67,660
Costs	163,940	66,702	15,873	246,515	239,015
Accumulated depreciation	(103,468)	(62,178)	(12,487)	(178,133)	(171,355)
Net book amount at the end of the period / year	60,472	4,524	3,386	68,382	67,660

(i)
Includes furniture and fixtures and vehicles.
(ii)
As of March 31, 2026, the depreciation charge has been charged to the line "Costs" for ARS 4,858, "General and administrative expenses" for ARS 1,906 and "Selling expenses" for ARS 14, in the Statement of Income and Other Comprehensive Income (Note 21).

10.
Trading properties

Changes in the Group’s trading properties for the nine-month period ended March 31, 2026 and for the year ended June 30, 2025 were as follows:

	Completed properties	Properties under development	Undeveloped sites	03.31.2026	06.30.2025
Beginning of the period / year	2,703	180,960	16,993	200,656	34,781
Additions	-	10,505	756	11,261	3,761
Currency translation adjustment	-	(1,876)	-	(1,876)	(828)
Transfers	-	46,487	-	46,487	204,266
Reversal / (charge) of impairment (i)	-	8,284	-	8,284	(23,921)
Disposals	-	(5,789)	(1)	(5,790)	(17,403)
End of the period / year	2,703	238,571	17,748	259,022	200,656
Non-current				209,925	156,007
Current				49,097	44,649
Total				259,022	200,656

(i)
The Company makes a quarterly comparison between the cost and the net realizable value of its trading properties. As of the end of the current period, a partial reversal of the impairment previously recognized on trading properties was recorded. This recovery is attributable to an increase in the net realizable value as a result of improvements in macroeconomic conditions. The value of these assets recorded at their inflation-adjusted cost is ARS 231,297, while the net realizable value amounts to ARS 239,581, resulting in an impairment reversal of ARS 8,284. The reversal / charge of impairment has been recognized under "Other operating results, net" in the statement of income and other comprehensive income (Note 23).

IRSA Inversiones y Representaciones Sociedad Anónima

11.
Intangible assets

Changes in the Group’s intangible assets for the nine-month period ended March 31, 2026 and for the year ended June 30, 2025 were as follows:

	Goodwill	Information systems and software	Trademarks, concession rights and others	03.31.2026	06.30.2025
Costs	3,110	26,154	22,138	51,402	138,854
Accumulated amortization	-	(21,332)	(7,393)	(28,725)	(26,211)
Net book amount at the beginning of the period / year	3,110	4,822	14,745	22,677	112,643
Additions	-	1,187	16	1,203	3,816
Transfers	-	370	-	370	(91,269)
Currency translation adjustment	-	-	-	-	1
Amortization charges (i)	-	(1,470)	(361)	(1,831)	(2,514)
Balances at the end of the period / year	3,110	4,909	14,400	22,419	22,677
Costs	3,110	27,711	22,154	52,975	51,402
Accumulated amortization	-	(22,802)	(7,754)	(30,556)	(28,725)
Net book amount at the end of the period / year	3,110	4,909	14,400	22,419	22,677

(i)
As of March 31, 2026, amortization charges were recognized in the amount of ARS 1,478 in "Costs", ARS 341 in "General and administrative expenses" and ARS 12 in "Selling expenses", in the Statement of Income and Other Comprehensive Income (Note 21).

12.
Right-of-use assets and lease liabilities

The Group’s right-of-use assets as of March 31, 2026 and June 30, 2025 are the following:

	03.31.2026	06.30.2025
Offices, shopping malls and other rental properties	14,987	9,330
Convention center	4,927	5,536
Total Right-of-use assets	19,914	14,866
Non-current	19,914	14,866
Total	19,914	14,866

The depreciation charge of the right-of use-assets is detailed below:

	03.31.2026	03.31.2025
Offices, shopping malls and other rental properties	1,333	649
Convention center	609	782
Total depreciation of right-of-use assets (i)	1,942	1,431

(i)
As of March 31, 2026, amortization charges were recognized as follows: ARS 1,067 in "Costs", ARS 291 in "General and administrative expenses" and ARS 584 in "Selling expenses", respectively in the Consolidated Statement of Income and Other Comprehensive Income (Note 21).

IRSA Inversiones y Representaciones Sociedad Anónima

The Group’s lease liabilities as of March 31, 2026 and June 30, 2025 are the following:

	03.31.2026	06.30.2025
Offices, shopping malls and other rental properties	10,969	7,646
Convention center	2,212	2,889
Total lease liabilities	13,181	10,535
Non-current	7,827	4,088
Current	5,354	6,447
Total	13,181	10,535

13.
Financial instruments by category

In accordance with IFRS 7, this note presents the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 14 to the Annual Financial Statements.

Financial assets and financial liabilities as of March 31, 2026 are the following:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Leve 2	Level 3
March 31, 2026
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	138,920	-	-	-	138,920	36,092	175,012
Investments in financial assets:
- Public companies’ securities	-	34,843	-	-	34,843	-	34,843
- Mutual funds	-	336,020	-	-	336,020	-	336,020
- Bonds	-	75,225	-	-	75,225	-	75,225
- Others	6,255	4,208	17,689	1,268	29,420	-	29,420
Cash and cash equivalents:
- Cash at bank and on hand	37,050	-	-	-	37,050	-	37,050
- Short-term investments	-	17,422	-	-	17,422	-	17,422
Total assets	182,225	467,718	17,689	1,268	668,900	36,092	704,992

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
March 31, 2026
Liabilities as per Statements of Financial Position
Trade and other payables (Note 16)	76,987	-	-	-	76,987	135,567	212,554
Borrowings (Note 17)	896,857	-	-	-	896,857	-	896,857
Lease liabilities (Note 12)	13,181	-	-	-	13,181	-	13,181
Derivative financial instruments:
- Warrants	-	82,874	-	-	82,874	-	82,874
- Bond futures	-	85	-	-	85	-	85
Total liabilities	987,025	82,959	-	-	1,069,984	135,567	1,205,551

IRSA Inversiones y Representaciones Sociedad Anónima

Financial assets and financial liabilities as of June 30, 2025 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2
June 30, 2025
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	176,457	-	-	176,457	33,146	209,603
Investments in financial assets:
- Public companies’ securities	-	44,162	-	44,162	-	44,162
- Mutual funds	-	165,401	-	165,401	-	165,401
- Bonds	-	69,799	-	69,799	-	69,799
- Others	6,767	4,768	17,224	28,759	-	28,759
Cash and cash equivalents:
- Cash at bank and on hand	209,734	-	-	209,734	-	209,734
- Short-term investments	-	11,443	-	11,443	-	11,443
Total assets	392,958	295,573	17,224	705,755	33,146	738,901

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss		Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2
June 30, 2025
Liabilities as per Statements of Financial Position
Trade and other payables (Note 16)	76,246	-	-	76,246	151,206	227,452
Borrowings (Note 17)	809,466	-	-	809,466	-	809,466
Lease liabilities (Note 12)	10,535	-	-	10,535	-	10,535
Derivative financial instruments:
- Foreign-currency future contracts	-	25	-	25	-	25
- Bond futures	-	36	-	36	-	36
Total liabilities	896,247	61	-	896,308	151,206	1,047,514

As of March 31, 2026, there have been no significant changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

The carrying amount of assets and liabilities measured at amortized cost does not differ significantly from their fair value, except for loans, whose fair value is disclosed in Note 17.

The Group uses a range of valuation models for the measurement of Level 3 instruments, details of which may be obtained from the following table. When there are no quoted prices available in an active market, fair values (especially derivative instruments) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Purchase option - Warrant (Others)	Black & Scholes without dilution	Underlying asset price and volatility	Level 3	-

IRSA Inversiones y Representaciones Sociedad Anónima

14.
Trade and other receivables

Group’s trade and other receivables as of March 31, 2026 and June 30, 2025 are as follows:

	03.31.2026	06.30.2025
Sale, leases and services receivables	70,868	86,634
Less: Allowance for doubtful accounts	(4,330)	(5,738)
Total trade receivables	66,538	80,896
Borrowings, deposits and others	62,778	64,121
Advances to suppliers	21,903	15,282
Tax receivables	7,162	11,228
Prepaid expenses	5,258	4,045
Dividends receivable	-	23,392
Others	7,043	4,901
Total other receivables	104,144	122,969
Total trade and other receivables	170,682	203,865
Non-current	6,702	41,273
Current	163,980	162,592
Total	170,682	203,865

The carrying amounts of the Group’s trade and other receivables denominated in foreign currencies are detailed in Note 27.

Movements on the Group’s allowance for doubtful accounts were as follows:

	03.31.2026	06.30.2025
Beginning of the period / year	5,738	5,366
Additions (i)	2,278	1,654
Recovery (i)	(215)	(235)
Exchange rate differences	638	887
Receivables written off during the period / year as uncollectible	(2,765)	(210)
Loss on net monetary position (IAS 29)	(1,344)	(1,724)
End of the period / year	4,330	5,738

(i)
Additions and recovery of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 21).

15.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the nine-month periods ended March 31, 2026 and 2025:

	Note	03.31.2026	03.31.2025
Profit for the period		239,741	46,497
Adjustments for:
Income tax	19	97,013	29,029
Amortization and depreciation	21	10,913	9,708
Gain from disposal of property, plant and equipment	23	(2)	-
Net (gain) / loss from fair value adjustment of investment properties	8	(30,231)	188,173
Gain from lease modification		-	(2,484)
(Reversal) / charge of impairment of trading properties	23	(8,284)	11,057
Gain from disposal of associates and joint ventures	23	-	(3,411)
(Gain) / loss on sale of trading properties and others		(7,116)	2,875
Financial results, net		(109,067)	(93,491)
Provisions and allowances		22,493	20,142
Share of profit of associates and joint ventures	7	(19,961)	(13,330)
Changes in operating assets and liabilities:
(Increase) / decrease in inventories		(170)	278
Decrease in trading properties and under development		1,647	4,450
Decrease in trade and other receivables		20,624	3,731
Decrease in trade and other payables		(12,648)	(27,170)
Increase in salaries and social security liabilities		565	335
Decrease in provisions		(1,219)	(504)
Net cash generated by operating activities before income tax paid		204,298	175,885

IRSA Inversiones y Representaciones Sociedad Anónima

The following table presents a detail of significant non-cash transactions occurred in the nine-month periods ended March 31, 2026 and 2025:

	03.31.2026	03.31.2025
Increase of investment properties through a decrease of investments in financial assets	4,582	28,384
Increase of property, plant and equipment through an increase of trade and other payables	53	113
Issuance of non-convertible notes	-	73,654
Increase of investments in financial assets through an increase in trade and other payables	-	10,986
Increase of investments in financial assets through a decrease of investments in associates and joint ventures	9,100	3,441
Decrease in investments in associates and joint ventures through a decrease in borrowings	1,305	373
Increase in investment properties through a decrease in trade and other receivables	101	-
Decrease in trading properties through an increase in trade and other receivables	-	4,010
Other comprehensive loss for the period	1,444	1,034
Increase of derivative financial instruments through a decrease in Shareholders’ Equity	159,484	-
Decrease in investment properties through an increase in property, plant and equipment	161	1,640
Increase in intangible assets through an increase in salaries and social security liabilities	612	-
Increase in investments in associates and joint ventures through a decrease in investments in financial assets	-	2,858
Decrease in investments in financial assets through a decrease in trade and other payables	7,757	3,987
Decrease in Shareholders’ Equity through a decrease in trade and other receivables	-	6,158
Decrease in Shareholders’ Equity through a decrease in investments in financial assets	63,668	37,574
Increase in right-of-use assets through an increase in lease liabilities	6,990	6,707
Increase of investments in financial assets through a decrease in trade and other receivables	5,822	-
Decrease of intangible assets through an increase in trading properties	-	94,328
Decrease in Shareholders’ Equity through an increase in trade and other payables	-	3,038
Barter transactions of investment properties	-	21
Decrease in investment properties through an increase in trade and other receivables	410	1,666
Decrease in investments in associates and joint ventures through an increase in trade and other receivables	-	2,563
Increase in intangible assets through a decrease in investment properties	370	3,050
Increase in intangible assets through an increase in trade and other payables	16	995
Increase of investments in financial assets through an increase in borrowings	-	664
Decrease in borrowings through an increase in trade and other payables	-	4,127
Increase in investment properties through an increase in trade and other payables	6,720	15,760
Decrease in right-of-use assets through a decrease in lease liabilities	-	8,533
Decrease of investment in financial assets through an increase in trade and other receivables	-	3,405
Decrease in lease liabilities through an increase in trade and other payables	-	576
Increase of investment in financial assets through a decrease in derivative financial instruments	-	48
Decrease in investment properties through an increase in trading properties	46,487	-
Warrants exercise	80,306	-

16.
Trade and other payables

Group’s trade and other payables as of March 31, 2026 and June 30, 2025 were as follows:

	03.31.2026	06.30.2025
Customers´ advances (*)	73,867	80,361
Trade payables	38,629	30,119
Accrued invoices	16,798	17,792
Admission fees (*)	52,201	56,709
Other income to be accrued	618	707
Guarantee deposits	1,040	804
Total trade payables	183,153	186,492
Taxes payable	8,881	13,429
Other payables	20,520	27,531
Total other payables	29,401	40,960
Total trade and other payables	212,554	227,452
Non-current	68,735	76,232
Current	143,819	151,220
Total	212,554	227,452

(*) Mainly, corresponds to admission rights and rents collected in advance, which will accrue in an average term of 3 to 5 years.

The carrying amounts of the Group’s trade and other payables denominated in foreign currencies are detailed in Note 27.

IRSA Inversiones y Representaciones Sociedad Anónima

17.
Borrowings

The breakdown of the Group’s borrowings as of March 31, 2026 and June 30, 2025 was as follows:

	Book value		Fair value
	03.31.2026	06.30.2025	03.31.2026	06.30.2025
Non-convertible notes	884,442	788,579	913,571	792,484
Bank loans and others	-	5,749	-	5,749
Bank overdrafts	7,109	8,397	7,109	8,397
Other borrowings	1,976	3,171	1,976	3,171
Loans with non-controlling interests	3,330	3,570	3,330	3,570
Total borrowings	896,857	809,466	925,986	813,371
Non-current	798,232	637,678
Current	98,625	171,788
Total	896,857	809,466

Series XXIV Notes Issuance

On December 17, 2025, IRSA issued in the international market the Series XXIV Additional Notes for a nominal amount of USD 180 million at an issuance price of 98.503%.

The Series XXIV Notes were issued under New York Law, will mature on March 31, 2035, and will accrue interest at a fixed annual nominal rate of 8.00%, with interest payable semiannually on March 31 and September 30 of each year until maturity. Principal amortization will be made in three installments: (i) 33% of the principal on March 31, 2033, (ii) 33% of the principal on March 31, 2034, and (iii) 34% of the principal on March 31, 2035.

The Series XXIV Additional Notes have terms and conditions identical to the original Series XXIV Notes issued on March 31, 2025.

The total nominal amount outstanding of the Series XXIV Notes amounts to USD 480.5 million.

18.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims (iii)	Investments in associates and joint ventures (ii)	03.31.2026	06.30.2025
Beginning of the period / year	46,628	100	46,728	43,081
Additions (i)	5,276	-	5,276	6,117
Share of loss of associates	-	57	57	116
Recovery (i)	(608)	-	(608)	(1,796)
Used during the period / year	(1,219)	-	(1,219)	(632)
Loss on net monetary position (IAS 29)	(3,010)	-	(3,010)	(158)
End of the period / year	47,067	157	47,224	46,728
Non-current			41,430	40,241
Current			5,794	6,487
Total			47,224	46,728

(i) Additions and recovery of legal claims are included in "Other operating results, net" in the Statement of Income and Other Comprehensive Income.
(ii) Corresponds to investments in Puerto Retiro, a joint venture with negative equity.
(iii) Includes the provision for the IDBD demand.

IRSA Inversiones y Representaciones Sociedad Anónima

IDBD

The Group lost control of IDBD on September 25, 2020.

On September 21, 2020, IDBD filed a lawsuit against Dolphin Netherlands B.V. (“Dolphin BV”) and IRSA before the Tel-Aviv Jaffa District Court (civil case no. 29694-09-20). The amount claimed by IDBD is NIS 140 million, alleging that Dolphin BV and IRSA breached an alleged legally binding commitment to transfer to IDBD 2 installments of NIS 70 million. On December 24, 2020, and following approval by the insolvency court, the IDBD trustee filed a motion to dismiss the claim, maintaining the right as IDBD trustee, to file a new inter alia claim in the same matter, after conducting an investigation into the reasons for IDBD's insolvency. On December 24, 2020, the court entered a judgment to dismiss the claim as requested. On October 31, 2021, the Insolvency Commissioner notified that he did not oppose the motion, and on that same date, the court affirmed the motion initiated by the trustee of IDBD.

On December 26, 2021 IDBD filed the lawsuit against Dolphin BV and IRSA for the sum of NIS 140 million, plus interest and costs.

On January 30, 2023, a copy of the lawsuit was sent to us and we evaluated the legal defense alternatives for the company's interests. During the fiscal year 2023 and to date, the process has followed its natural course and the Company has responded to all the requirements that have been made.

On January 17, 2024, the Court rejected the request for inhibition of assets and seizure of IRSA requested by IDBD. A hearing date has been set in the file dealing with the appeal of jurisdiction and the notification of the lawsuit. A hearing date has also been set in the main claim file, which is currently in the evidentiary stage.

On April 9, 2024, the Court rejected the appeal filed by IRSA regarding the applicable jurisdiction and the form of notification of the claim, ordering that IRSA and Dolphin pay IDBD the sum of NIS 25,000 as expenses. The Court's decision was appealed to the Supreme Court on June 16, 2024 and on June 18, 2024, the Supreme Court refused to address the issue raised.

September 15, 2024 has been set as the deadline for IDBD, IRSA and Dolphin to report to the Court the status of the documentation exchange process. In this process, the parties present the requested documentation as part of the evidentiary stage. A preliminary hearing was held in which the parties discussed document requests and agreed to attempt to reach a consensus on certain facts of the case. In the hearing, the parties were granted a deadline until October 2024 to present witnesses. A list of witnesses has been submitted, and the parties are negotiating to agree on certain facts of the case, to be reflected in a document to be submitted to the Court within the evidentiary stage. On March 30, 2025, a hearing was held in which the Court ordered IDBD to provide all documents requested by IRSA and Dolphin and, if necessary, to request the relevant documentation from the bondholders, setting a deadline of the end of April 2025. Should the bondholders refuse, IRSA and Dolphin would be entitled to file a judicial request to obtain such documentation. In July 2025, IDBD provided additional documentation to the defendants, who reserved the right to request further documents through legal proceedings that may be in the possession of the bondholders. During November 2025, IDBD, IRSA and Dolphin were required to file affidavits regarding the main aspects of their claims or defenses, identifying the documents in their possession; however, by a ruling dated December 28, 2025, the Court extended the deadline to January 11, 2026. IDBD filed its affidavits in January 2026, and the Court granted IRSA and Dolphin an extension to file theirs until May 5, 2026, such deadline was extended to July 7, 2026. The Court has suggested that the parties engage in private negotiations or mediation to reach a resolution. In this regard, the parties have informed the Court of their intention to hold a private meeting to initiate negotiations aimed at resolving the dispute, although the date for such a meeting has not yet been determined.

The company is discussing the admissibility of the claim in terms of its passive legitimacy and, subsidiarily, refuting the substantive arguments raised by IDBD. Notwithstanding this, based on the analysis of the Company's legal advisors and the actions taken to date, an accounting provision related to this claim has been recorded in accordance with the applicable accounting standards. As of the date of issuance of these condensed interim consolidated financial statements, the legal process is still ongoing.

IRSA Inversiones y Representaciones Sociedad Anónima

19.
Taxes

The details of the Group’s income tax, is as follows:
	03.31.2026	03.31.2025
Current income tax	(120,530)	(114,487)
Deferred income tax	23,517	85,458
Income tax	(97,013)	(29,029)

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the nine-month periods ended March 31, 2026 and 2025:

	03.31.2026	03.31.2025
Profit for the period at tax rate applicable in the respective countries	(114,067)	(28,908)
Permanent differences:
Share of profit of associates and joint ventures	3,077	7,170
Provision of tax loss carry forwards	(2,584)	180
Accounting Inflation adjustment permanent difference	4,509	11,957
Difference between provision and tax return	999	(5,652)
Non-taxable profit, non-deductible expenses and others	8,848	8,844
Tax inflation adjustment permanent difference	2,205	(22,620)
Income tax	(97,013)	(29,029)

The gross movement in the deferred income tax account as of March 31, 2026 and June 30, 2025 is as follows:

	03.31.2026	06.30.2025
Beginning of period / year	(923,198)	(966,959)
Deferred income tax charge	23,517	43,761
End of period / year	(899,681)	(923,198)
Deferred income tax assets	8,171	8,656
Deferred income tax liabilities	(907,852)	(931,854)
Deferred income tax liabilities, net	(899,681)	(923,198)

20.
Revenues

	03.31.2026	03.31.2025
Base rent	192,779	170,037
Contingent rent	37,000	55,285
Admission rights	25,624	24,792
Parking fees	16,881	14,204
Commissions	10,257	9,111
Property management fees	2,566	2,358
Others	4,626	3,104
Averaging of scheduled rent escalation	(303)	(198)
Rentals and services income	289,430	278,693
Revenue from hotels operation and tourism services	68,853	64,990
Sale of trading properties and others	12,906	11,803
Total revenues from sales, rentals and services	371,189	355,486
Expenses and collective promotion fund	93,177	90,110
Total revenues from expenses and collective promotion funds	93,177	90,110
Total Group’s revenues	464,366	445,596

IRSA Inversiones y Representaciones Sociedad Anónima

21.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	03.31.2026	03.31.2025
Cost of sale of goods and services	11,683	-	-	11,683	20,765
Salaries, social security costs and other personnel expenses	60,325	29,344	2,626	92,295	87,626
Depreciation and amortization	7,765	2,538	610	10,913	9,708
Fees and payments for services	5,343	8,177	1,354	14,874	12,179
Maintenance, security, cleaning, repairs and others	51,136	5,143	55	56,334	54,702
Advertising and other selling expenses	15,950	25	4,656	20,631	20,085
Taxes, rates and contributions	15,152	2,715	11,749	29,616	25,914
Director´s fees (Note 25)	-	15,762	-	15,762	15,481
Leases and service charges	3,019	563	19	3,601	3,368
Allowance for doubtful accounts, net	-	-	2,063	2,063	1,336
Other expenses	3,674	2,156	134	5,964	5,711
Total as of March 31, 2026	174,047	66,423	23,266	263,736	-
Total as of March 31, 2025	173,286	60,625	22,964	-	256,875

22.
Costs

	03.31.2026'	03.31.2025'
Inventories at the beginning of the period	202,183	36,664
Purchases and expenses	179,688	160,989
Currency translation adjustment	(1,876)	(2,338)
Transfers	46,487	94,328
Reversal / (charge) of impairment	8,284	(11,057)
Inventories at the end of the period	(260,719)	(105,300)
Total costs	174,047	173,286

The following table presents the composition of the Group’s inventories as of March 31, 2026 and June 30, 2025:

	03.31.2026	06.30.2025
Real estate	259,022	200,656
Others	1,697	1,527
Total inventories at the end of the period (*)	260,719	202,183

(*) Inventories include trading properties and inventories, net of impairments.

IRSA Inversiones y Representaciones Sociedad Anónima

23.
Other operating results, net

	03.31.2026	03.31.2025
Lawsuits and other contingencies	(4,668)	(3,325)
Donations	(917)	(996)
Interest and allowances generated by operating credits	2,259	1,418
Administration fees	1,209	978
Gain from disposal of associates and joint ventures	-	3,411
Gain from disposal of property, plant and equipment	2	-
Reversal / (charge) of impairment of trading properties	8,284	(11,057)
Others	1,501	1,785
Total other operating results, net	7,670	(7,786)

24.
Financial results, net

	03.31.2026	03.31.2025
Finance income:
- Interest income	8,259	4,715
Total finance income	8,259	4,715
Finance costs:
- Interest expenses	(54,615)	(29,906)
- Other finance costs	(13,219)	(7,159)
Total finance costs	(67,834)	(37,065)
Other financial results:
- Fair value gain from financial assets and liabilities at fair value through profit or loss, net	33,699	50,362
- Exchange rate differences, net	90,729	33,741
- (Loss) / gain from repurchase of non-convertible notes	(32)	538
- (Loss) / gain from derivative financial instruments, net	(2,046)	1,620
- Other financial results	-	(7,058)
Total other finance income	122,350	79,203
- Gain on net monetary position (IAS 29)	15,487	22,581
Total financial results, net	78,262	69,434

25.
Related party transactions

The following is a summary of the balances with related parties as of March 31, 2026 and June 30, 2025:

Item	03.31.2026	06.30.2025
Trade and other receivables	42,503	65,509
Investments in financial assets	27,193	10,297
Borrowings	(404)	(1,520)
Derivative financial instruments	(77,942)	-
Trade and other payables	(22,235)	(25,420)
Total	(30,885)	48,866

IRSA Inversiones y Representaciones Sociedad Anónima

Related party	03.31.2026	06.30.2025	Description of transaction	Item
New Lipstick	335	365	Reimbursement of expenses receivable	Trade and other receivable
Comparaencasa Ltd.	513	3,265	Other investments	Investments in financial assets
	-	457	Loans granted	Trade and other receivable
Banco Hipotecario S.A.	59	64	Leases and/or rights of use receivable	Trade and other receivable
	-	23,392	Dividends receivable	Trade and other receivable
La Rural S.A.	4,144	2,358	Canon	Trade and other receivable
	(2)	(617)	Others	Trade and other payables
	20	6	Others	Trade and other receivable
	(289)	(1)	Leases and/or rights of use payable	Trade and other payables
Other associates and joint ventures (1)	-	(1,070)	Loans obtained	Borrowings
	7	11	Management Fee	Trade and other receivable
	(16)	(75)	Others	Trade and other payables
	123	61	Others	Trade and other receivable
	1	1	Share based payments	Trade and other receivable
	-	20	Loans granted	Trade and other receivable
Total associates and joint ventures	4,895	28,237
Cresud	732	-	Reimbursement of expenses receivable	Trade and other receivable
	(7,285)	(3,964)	Corporate services payable	Trade and other payables
	6,452	4,058	Bonds	Investments in financial assets
	(77,942)	-	Warrants	Derivative financial instruments
	(3)	(4)	Share based payments	Trade and other payables
Total parent company	(78,046)	90
Amauta Agro S.A.	9	3	Reimbursement of expenses receivable	Trade and other receivable
	-	(5)	Others	Trade and other payables
Helmir S.A.	(404)	(450)	Non-convertible notes	Borrowings
Total subsidiaries of parent company	(395)	(452)
Directors	(6,028)	(8,041)	Fees for services received	Trade and other payables
	-	6	Reimbursement of expenses receivable	Trade and other receivable
Galerias Pacifico	13	4	Others	Trade and other receivable
Sutton	7,124	7,655	Loans granted	Trade and other receivable
	(106)	(126)	Others	Trade and other payables
Rundel Global LTD	2,728	2,974	Other investments	Investments in financial assets
Yad Levim LTD	29,570	30,945	Loans granted	Trade and other receivable
Golden Juniors Segregated Portfolio	17,500	-	Mutual funds	Investments in financial assets
Sociedad Rural Argentina S.A.	(8,386)	(12,176)	Others	Trade and other payables
Others	(59)	(124)	Leases and/or rights of use receivable	Trade and other payables
	214	114	Others	Trade and other receivable
	(61)	(37)	Others	Trade and other payables
	-	(250)	Dividends payable	Trade and other payables
	152	47	Reimbursement of expenses receivable	Trade and other receivable
Total directors and others	42,661	20,991
Total at the end of the period / year	(30,885)	48,866

(1) Includes Avenida Compras S.A., Avenida Inc., BHN Vida S.A., Puerto Retiro S.A. and Nuevo Puerto Santa Fe S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the nine-month periods ended March 31, 2026 and 2025:

Related party	03.31.2026	03.31.2025	Description of transaction
BHN Seguros Generales S.A.	2	-	Leases and/or rights of use
Comparaencasa Ltd.	(3,288)	(313)	Financial operations
Other associates and joint ventures (1)	(187)	94	Financial operations
	(31)	(9)	Leases and/or rights of use
	622	511	Corporate services
Total associates and joint ventures	(2,882)	283
Cresud	575	604	Leases and/or rights of use
	(12,797)	(11,204)	Corporate services
	(993)	(40)	Financial operations
Total parent company	(13,215)	(10,640)
Helmir S.A.	(9)	6	Financial operations
Futuros y Opciones.com S.A.	(114)	-	Financial operations
Total subsidiaries of parent company	(123)	6
Directors	(15,762)	(15,481)	Fees and remunerations
Senior Management	(379)	(700)	Fees and remunerations
Yad Leviim LTD	1,361	1,293	Financial operations
Golden Juniors Segregated Portfolio	9,553	-	Financial operations
Sociedad Rural Argentina S.A.	2,233	2,341	Financial operations
Others	113	109	Corporate services
	(283)	(237)	Leases and/or rights of use
	(533)	(964)	Financial operations
	(633)	(727)	Donations
	(930)	(1,147)	Fees and remuneration
	(537)	(564)	Legal services
Total others	(5,797)	(16,077)
Total at the end of the period	(22,017)	(26,428)

(1)
Includes Avenida Inc., Banco Hipotecario S.A., Cyrsa S.A., BHN Sociedad de Inversión S.A., La Rural S.A. and Nuevo Puerto Santa Fe S.A.

The following is a summary of the transactions with related parties for the nine-month periods ended March 31, 2026 and 2025:

Related party	03.31.2026	03.31.2025	Description of the operation
Puerto Retiro S.A.	-	(44)	Irrevocable contributions
Total irrevocable contributions	-	(44)
Cresud	(109,389)	(71,423)	Dividend distributed
Helmir S.A.	-	(4,035)	Dividend distributed
Total dividends distributed	(109,389)	(75,458)
Cyrsa S.A.	-	773	Dividends received
La Rural S.A.	2,188	5,520	Dividends received
Nuevo Puerto Santa Fe S.A.	2,810	484	Dividends received
Total dividends received	4,998	6,777

26.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 Investment properties and Note 9 Property, plant and equipment
Exhibit B - Intangible assets	Note 11 Intangible assets
Exhibit C - Investment in associates	Note 7 Investments in associates and joint ventures
Exhibit D - Other investments	Note 13 Financial instruments by category
Exhibit E - Provisions and allowances	Note 14 Trade and other receivables and Note 18 Provisions
Exhibit F - Cost of sales and services provided	Note 22 Costs
Exhibit G - Foreign currency assets and liabilities	Note 27 Foreign currency assets and liabilities

IRSA Inversiones y Representaciones Sociedad Anónima

27.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Argentinian Peso exchange rate (3)	03.31.2026	06.30.2025
Assets
Trade and other receivables
US Dollar	36.07	1,373.00	49,518	43,799
Euros	0.01	1,584.44	16	18
Receivables with related parties:
US Dollar	26.85	1,382.00	37,107	39,527
Total trade and other receivables			86,641	83,344
Investments in financial assets
US Dollar	77.53	1,373.00	106,445	171,647
Pounds	0.72	1,817.99	1,305	1,093
New Israel Shekel	8.89	438.88	3,902	3,361
Investments with related parties:
US Dollar	17.72	1,382.00	24,484	7,323
Total investments in financial assets			136,136	183,424
Cash and cash equivalents
US Dollar	26.09	1,373.00	35,827	204,468
Uruguayan pesos	0.06	34.16	2	3
Pounds	-	1,817.99	4	5
Euros	0.01	1,584.44	23	14
New Israel Shekel	-	438.88	1	1
Brazilian Reais	0.01	262.00	3	3
Total cash and cash equivalents			35,860	204,494
Total Assets			258,637	471,262

Liabilities
Trade and other payables
US Dollar	30.53	1,382.00	42,196	40,529
Uruguayan pesos	0.59	34.16	20	29
Payables to related parties:
US Dollar	6.01	1,382.00	8,307	12,060
Total Trade and other payables			50,523	52,618
Borrowings
US Dollar	657.95	1,382.00	909,286	812,474
Borrowings with related parties
US Dollar	0.29	1,382.00	404	1,519
Total Borrowings			909,690	813,993
Derivative financial instruments
US Dollar	0.06	1,382.00	85	36
Total derivative financial instruments			85	36
Lease liabilities
US Dollar	6.58	1,382.00	9,089	5,410
Total lease liabilities			9,089	5,410
Provisions
New Israel Shekel	93.41	438.88	40,995	39,856
Total Provisions			40,995	39,856
Total Liabilities			1,010,382	911,913

(1) Considering foreign currencies as those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(2) The Group uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (Note 13).
(3) Exchange rates as of March 31, 2026 according to Banco de la Nación Argentina and Central Bank of the Argentine Republic.

IRSA Inversiones y Representaciones Sociedad Anónima

28.
Other relevant events of the period

General Ordinary and Extraordinary Shareholders’ Meeting - IRSA

On October 30, 2025, the General Ordinary and Extraordinary Shareholders’ Meeting was held, where it was resolved: (i) the allocation of 5% of the restated fiscal year result, that is, the sum of ARS 10,368 million, to the legal reserve, which restated as of the closing date of these Consolidated Financial Statements amounts to ARS 12,238 million; (ii) to distribute a dividend to shareholders in proportion to their shareholdings, payable in cash for the sum of ARS 173,788 million, which restated as of the closing date of these Consolidated Financial Statements amounts to ARS 205,141 million; (iii) the allocation of the remaining balance of the fiscal year result, after deducting the legal reserve and the dividend, in the amount of ARS 23,200 million, to the integration of a facultative reserve named “special reserve”, which restated as of the closing date of these Consolidated Financial Statements amounts to ARS 27,386 million, and which may be used for future dividend distributions, share buybacks, and/or new projects related to the Company’s business plan.

On November 4, 2025, the Company distributed among its shareholders the cash dividend in an amount of ARS 173,788 million.

Additionally, the subscription of an addendum to the warrant agreement originally entered on April 29, 2021, and amended on September 17, 2021, was approved, within the framework of the capital increase authorized by the CNV.

The addendum introduces the possibility for option holders to exercise them without paying cash (except for the payment of the nominal value of the shares) for the differential amount between the cash exercise price and the market value.

As a result of the introduction of this new exercise mechanism, the warrants issued by the Company, which had previously been classified as equity instruments, have been reclassified as financial instruments within liabilities, since the settlement alternative, requiring only the payment of the nominal value of the shares, involves the delivery of a variable number of shares depending on the market price of the shares at the beginning of the exercise period. Such reclassification was performed at fair value, with the initial difference recognized within Share premium.

Change in Warrants terms and conditions

On November 6, 2025, the Company announced that the terms and conditions of the outstanding options (warrants) to subscribe for the Company’s ordinary shares had been modified because of the cash dividend payment to its shareholders carried out by the Company on November 4, 2025. Below are the terms that have been modified:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1.4818 (nominal value ARS 10). Post-dividend ratio: 1.6367 (nominal value ARS 10).
●
Exercise price per new share to be issued: Pre-dividend price: USD 0.2917 (nominal value ARS 10). Post-dividend price: USD 0.2641 (nominal value ARS 10).

The other terms and conditions of the warrants remain the same.

Warrants exercise

During the nine-month period ended March 31, 2026, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 3.9 million, equivalent to ARS 6,304 million, were received, for converted warrants of 34,571,198 and a total of 48,276,327 common shares of the Company with a nominal value of ARS 10 were issued.

IRSA Inversiones y Representaciones Sociedad Anónima

Banco Hipotecario S.A. – Cash dividend payment

On March 30, 2026, the Ordinary and Extraordinary General Shareholders’ Meeting of Banco Hipotecario S.A. approved the payment of a dividend of ARS 12,703 million, which restated as of the closing date of these Consolidated Financial Statements amounts to ARS 13,133 million. The dividend will be paid in three (3) equal, monthly and consecutive installments, in proportion to each shareholder’s equity interest, calculated in constant currency as of the payment date of each installment.

As of the date of these financial statements, the authorization from the BCRA is still pending.

29.
Subsequent events

Subsequent to the end of the period and up to the issuance date of these Unaudited Condensed Interim Consolidated Financial Statements, no significant events have occurred that could materially affect the Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2026.

Report on review of interim financial information

To the Shareholders, President and Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

Introduction

We have reviewed the accompanying unaudited condensed interim consolidated statement of financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (the ‘Group’) as at March 31, 2026 and the related unaudited condensed interim consolidated statement of income and other comprehensive income for the nine-month and three-month periods then ended, and unaudited condensed interim consolidated statements of changes in Shareholders’ equity and cash flows for the nine-month period then ended and selected explanatory notes.

Responsibilities of the Board of Directors

The board of Directors is responsible for the preparation and presentation of this unaudited condensed interim consolidated financial information in accordance with IFRS Accounting Standards and is therefore responsible for the preparation and presentation of the condensed interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 (IAS 34).

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity'. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

www.pwc.com.ar	Price Waterhouse & Co. S.R.L. Bouchard 557, 8th floor, C1106ABG Autonomous City of Buenos Aires, Argentina, T: +(54.11) 4850.0000

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying unaudited condensed interim consolidated financial information is not prepared, in all material respects, in accordance with IAS 34.

Autonomous City of Buenos Aires, May 6, 2026

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Carlos Martín Barbafina Contador Público (UCA) C.P.C.E.C.A.B.A. T° 175 F°65

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2026

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Consolidated Results

(in millions of ARS)	IIIQ 26	IIIQ 25	YoY Var	9M 26	9M 25	YoY Var
Revenues	144,706	140,176	3.2%	464,366	445,596	4.2%
Result from fair value adjustment of investment properties	(173,016)	147,382	(217.4)%	30,231	(188,173)	-
Operating income	(113,056)	208,406	(154.2)%	238,531	(7,238)	-
Depreciation and amortization	3,770	3,320	13.6%	10,913	9,708	12.4%
EBITDA (1)	(109,286)	211,726	(151.6)%	249,444	2,470	9,998.9%
Adjusted EBITDA (1)	68,783	58,343	17.9%	212,798	205,642	3.5%
Result for the period	(32,568)	105,478	(130.9)%	239,741	46,497	415.6%
Attributable to equity holders of the parent	(30,184)	101,575	(129.7)%	227,537	44,314	413.5%
Attributable to non-controlling interest	(2,384)	3,903	(161.1)%	12,204	2,183	459.0%
(1) See Point XVI: EBITDA Reconciliation

Group revenues reached ARS 464,366 million in the nine-month period of FY 2026, increasing by 4.2% compared to the same period of 2025.

Rental Adjusted EBITDA reached ARS 232,327 million, up 4.6% compared to the same period of the previous fiscal year, including ARS 199,993 million from the Shopping Malls segment, ARS 16,523 million from the Office segment and ARS 15,811 million from the Hotels segment.

Total adjusted EBITDA amounted to ARS 212,798 million, reflecting a 3.5% year-over-year increase.

Net income for the nine-month period ended March 2026 recorded a gain of ARS 239,741 million, compared to a gain of ARS 46,497 million in the same period of the previous fiscal year.

II. Shopping Malls

Our portfolio’s leasable area reached 373,235 sqm of GLA. Tenant sales in our shopping malls totaled ARS 2,665,005 million during the nine-month period of FY 2026, representing a decrease of 8.7% in real terms compared to the same period of 2025.

Portfolio occupancy reached 97.8% in the third quarter of fiscal year 2026.

Shopping Malls’ Operating Indicators

	IIIQ 26	IIQ 26	IQ 26	IVQ 25	IIIQ 25
Gross leasable area (sqm)	373,235	373,020	370,801	371,242	371,186
Tenants’ sales (3 months cumulative in current currency)	737,220	1,046,641	881,144	913,523	819,953
Occupancy	97.8%	97.7%	97.8%(1)	98.1%(1)	97.7%(1)
(1) Excluding “Terrazas de Mayo” acquired in December 2024.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2026

Shopping Malls’ Financial Indicators

(in millions of ARS)	IIIQ 26	IIIQ 25	YoY Var	9M 26	9M 25	YoY Var
Revenues from sales, leases, and services	78,944	80,052	(1.4)%	260,299	254,174	2.4%
Net result from fair value adjustment on investment properties	(33,028)	96,455	(134.2)%	103,494	268,128	(61.4)%
Operating Income	24,460	155,194	(84.2)%	298,437	460,791	(35.2)%
Depreciation and amortization	1,694	1,297	30.6%	5,050	3,481	45.1%
EBITDA (1)	26,154	156,491	(83.3)%	303,487	464,272	(34.6)%
Adjusted EBITDA (1)	59,182	60,036	(1.4)%	199,993	196,144	2.0%
(1) See Point XVI: EBITDA Reconciliation

Segment revenues reached ARS 260,299 million during the nine-month period ended March 2026, increasing by 2.4% compared to the same period of the previous year. Adjusted EBITDA reached ARS 199,993 million, up 2.0% compared to the same period of 2025.

Operating data of our shopping malls

	Date of acquisition	Location	Gross Leasable Area (sqm)(1)	Stores	Occupancy (2)	IRSA Interest (3)
Alto Palermo	Dec-97	City of Buenos Aires	20,739	135	98.9%	100%
Abasto Shopping(4)	Nov-99	City of Buenos Aires	37,134	150	98.4%	100%
Alto Avellaneda	Dec-97	Province of Buenos Aires	42,334	122	99.1%	100%
Alcorta Shopping	Jun-97	City of Buenos Aires	16,048	103	100.0%	100%
Patio Bullrich	Oct-98	City of Buenos Aires	11,472	89	92.6%	100%
Dot Baires Shopping	May-09	City of Buenos Aires	47,341	158	98.3%	80%
Soleil Premium Outlet	Jul-10	Province of Buenos Aires	15,477	71	100.0%	100%
Distrito Arcos	Dec-14	City of Buenos Aires	14,194	62	100.0%	90%
Terrazas de Mayo	Dec-24	Province of Buenos Aires	33,714	80	91.0%	100%
Alto Noa Shopping	Mar-95	Salta	19,614	79	98.9%	100%
Alto Rosario Shopping	Nov-04	Santa Fe	35,016	129	100.0%	100%
Mendoza Plaza Shopping	Dec-94	Mendoza	41,637	116	98.3%	100%
Córdoba Shopping	Dec-06	Córdoba	15,424	97	97.2%	100%
La Ribera Shopping	Aug-11	Santa Fe	11,166	65	96.4%	50%
Alto Comahue	Mar-15	Neuquén	11,925	83	96.3%	99,95%
Patio Olmos(5)	Sep-07	Córdoba
Total			373,235	1,539	97.8%
(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3) Company’s effective interest in each of its business units.
(4) Excluding “Museo de los Niños” (3,732 sqm in Abasto).
(5) IRSA owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2026

Quarterly and cumulative tenants’ sales as of March 31, 2026, compared to the same period of fiscal years 2025 and 2024(1)

(ARS million)	IIIQ 26	IIIQ 25	YoY Var	9M 26	9M 25	YoY Var	9M 24
Alto Palermo	82,884	89,006	(6.9)%	307,689	343,256	(10.4)%	405,967
Abasto Shopping	81,613	109,272	(25.3)%	306,805	388,115	(20.9)%	418,638
Alto Avellaneda	77,737	93,730	(17.1)%	284,174	328,776	(13.6)%	308,819
Alcorta Shopping	50,619	51,516	(1.7)%	187,585	198,262	(5.4)%	236,144
Patio Bullrich	25,134	26,656	(5.7)%	92,313	103,474	(10.8)%	130,716
Dot Baires Shopping	84,548	77,834	8.6%	279,407	265,239	5.3%	257,009
Soleil	38,982	47,665	(18.2)%	149,845	184,647	(18.8)%	179,581
Distrito Arcos	47,850	51,694	(7.4)%	181,501	201,913	(10.1)%	242,856
Terrazas de Mayo	25,515	22,083	15.5%	93,008	33,341	179.0%	-
Alto Noa Shopping	24,552	32,723	(25.0)%	86,294	108,856	(20.7)%	124,479
Alto Rosario Shopping	80,237	91,177	(12.0)%	290,754	320,577	(9.3)%	315,845
Mendoza Plaza Shopping	47,952	54,308	(11.7)%	160,466	183,404	(12.5)%	184,827
Córdoba Shopping	21,948	25,741	(14.7)%	81,999	97,099	(15.6)%	102,789
La Ribera Shopping(2)	15,745	14,526	8.4%	51,860	47,522	9.1%	49,298
Alto Comahue	31,904	32,022	(0.4)%	111,305	113,248	(1.7)%	100,261
Patio Olmos(3)	-	-	-	-	-	-	-
Total sales	737,220	819,953	-10.1)%	2,665,005	2,917,729	(8.7)%	3,057,229
(1)
Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping mall, although in certain cases we own less than 100% of such shopping malls. Includes sales from stands and excludes spaces used for special exhibitions.
(2)
Through our joint venture Nuevo Puerto Santa Fe S.A.
(3)
IRSA owns the historic building of the Patio Olmos shopping mall in the province of Cordoba, operated by a third party.

Quarterly and cumulative tenants’ sales per type of business as of March 31, 2026, compared to the same period of fiscal years 2025 and 2024(1)

(ARS million)	IIIQ 26	IIIQ 25	YoY Var	9M 26	9M 25	YoY Var	9M 24
Clothes and footwear	356,859	402,037	(11.2)%	1,392,518	1,601,476	(13.0)%	1,764,170
Entertainment	22,410	25,878	(13.4)%	84,623	79,015	7.1%	78,642
Home and decoration	30,738	24,874	23.6%	91,903	75,861	21.1%	74,201
Restaurants	111,307	115,588	(3.7)%	363,923	348,824	4.3%	353,023
Miscellaneous	102,841	114,196	(9.9)%	376,880	403,503	(6.6)%	403,156
Services	24,450	24,125	1.3%	74,175	72,482	2.3%	69,638
Home Appliances	84,260	109,453	(23.0)%	267,697	325,491	(17.8)%	314,399
Department Store	4,355	3,802	-	13,286	11,077	19.9%	-
Total	737,220	819,953	(10.1)%	2,665,005	2,917,729	(8.7)%	3,057,229
(1) Retail sales based on information provided by tenants. The figures reflect 100% of the retail sales of each shopping center, although in certain cases we own a percentage lower than 100% of said shopping centers. Includes sales from stands and excludes spaces for special exhibitions.
(2) Currently includes Ronda. Multi-purpose store located in Dot Baires, composed of 70% food service, 25% entertainment, and 5% apparel.

Revenues from quarterly and cumulative leases as of Marzo 31, 2026, compared to the same period of fiscal year 2025 and 2024

(ARS million)	IIIQ 26	IIIQ 25	YoY Var	9M 26	9M 25	YoY Var	9M 24
Base rent(1)	51,361	48,500	5.9%	154,243	137,969	11.8%	96,125
Percentage rent	5,775	11,591	(50.2)%	34,995	55,629	(37.1)%	90,040
Total rent	57,136	60,091	(4.9)%	189,238	193,598	(2.3)%	186,165
Non-traditional advertising	2,938	2,226	32.0%	13,095	9,513	37.7%	7,419
Revenues from admission rights	8,099	8,777	(7.7)%	25,797	24,946	3.4%	21,957
Fees	781	737	6.0%	2,384	2,192	8.8%	2,071
Parking	5,108	4,507	13.3%	16,874	14,105	19.6%	10,968
Commissions	3,380	3,181	6.3%	9,642	8,764	10.0%	3,751
Other	1,502	533	181.8%	3,269	1,056	209.6%	1,756
Subtotal(2)	78,944	80,052	(1.4)%	260,299	254,174	2.4%	234,087
Expenses and Collective Promotion Fund	27,076	27,069	-	88,181	86,336	2.1%	74,273
Total	106,020	107,121	(1.0)%	348,480	340,510	2.3%	308,360
(1) Includes Revenues from stands for ARS 20,635 million cumulative as of March 2026.
(2) Includes the following revenues: ARS 260.8 million from Patio Olmos, ARS 252.4 million from BAF production sponsorship, ARS 2,576.5 million from Re! Outlet stands, and ARS 327.6 million from Palermo Off.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2026

III. Offices

According to Colliers, vacancy rates in the premium office market (A+ and A) in the City of Buenos Aires stood at 14.5% in the quarter, representing a slight increase, while prices remained stable at average levels of USD 22.58 per sqm.

Offices’ Operating Indicators

	IIIQ 26	IIQ 26	IQ 26	IVQ 25	IIIQ 25
Gross leasable area	58,438	58,074	58,074	58,074	58,074
Total Occupancy	97.2%	98.9%	96.8%	96.2%	96.4%
Class A+ & A Occupancy	100.0%	100.0%	100.0%	99.6%	100.0%
Class B Occupancy	76.6%	90.3%	76.5%	75.3%	69.2%
Average rent USD/sqm	27.2	26.7	25.8	25.5	25.7

Gross leasable area reached 58,438 sqm in the third quarter of fiscal year 2026. Premium occupancy stood at 100%, while total occupancy reached 97.2%. Average rent increased to USD 27.2 per sqm.

Offices’ Financial Indicators

(in ARS million)	IIIQ 26	IIIQ 25	YoY Var	9M 26	9M 25	YoY Var
Revenues from sales, leases and services	6,625	6,045	9.6%	21,071	18,556	13.6%
Net result from fair value adjustment on investment properties, PP&E e inventories	(41,134)	12,221	(436.6)%	(20,273)	(138,536)	(85.4)%
Operating income	(36,350)	16,550	(319.6)%	(4,137)	(124,481)	(96.7)%
Depreciation and amortization	124	118	5.1%	387	334	15.9%
EBITDA(1)	(36,226)	16,668	(317.3)%	(3,750)	(124,147)	(97.0)%
Adjusted EBITDA (1)	4,908	4,447	10.4%	16,523	14,389	14.8%
(1) See Point XVI: EBITDA Reconciliation

During the nine-month period ended March 2026, revenues from the Office segment reached ARS 21,071 million increasing by 13.6% compared to the same period of previous fiscal year, while Adjusted EBITDA reached ARS 16,523 million, up 14.8% year-over-year. Adjusted EBITDA margin reached 78.4%.

Below is information on our office segment:

Offices & Others	Date of Acquisition	Gross Leasable Area (sqm)(1)	Occupancy (2)	Actual Interest	9M 26 - Rental revenues (ARS million) (4)
AAA & A Offices
Intercontinental Plaza (3)	Dec-14	2,979	100.0%	100%	1,129
Dot Building	Nov-06	11,242	100.0%	80%	3,445
Zetta Building	May-19	32,173	100.0%	80%	11,766
261 Della Paolera(5)	Dec-20	3,740	100.0%	100%	1,877
Total AAA & A Offices		50,134	100.0%		18,217

B Offices
Philips Building(6)	Jun-17	8,304	76.6%	100%	2,854
Total B Buildings		8,304	76.6%	100%	2,854
Total Offices(7)		58,438	97.2%		21,071
(1) Corresponds to the total gross leasable area of each property as of December 31, 2025. Excludes common areas and parking lots.
(2) Calculated by dividing occupied square meters by gross leasable area as of December 31, 2025.
(3) We own 13.2% of the building that has 22,535 square meters of gross leasable area.
(4) Corresponds to the accumulated income of the period.
(5) We own 10.4% of the building that has 35,872 square meters of gross leasable area. The gross leasable area includes square meters corresponding to other common spaces.
(6) The building is entirely dedicated to the Workplace business. For occupancy calculation 1,410 sqm are excluded from the leasable area due to ongoing construction. Furthermore, the leasable area increases by 364 sqm due to business growth.
(7) For total Offices occupancy calculation, 1,410 sqm are excluded from the leasable area because they are under construction.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2026

IV. Hotels

The Hotels segment showed a gradual recovery in revenue and occupancy levels, within a still challenging environment for inbound tourism.

(in ARS million)	IIIQ 26	IIIQ 25	YoY Var	9M 26	9M 25	YoY Var
Revenues	22,249	21,030	5.8%	68,883	65,006	6.0%
Profit from operations	3,786	2,737	38.3%	11,959	7,593	57.5%
Depreciation and amortization	1,211	1,304	(7.1)%	3,852	3,917	(1.7)%
EBITDA	4,997	4,041	23.7%	15,811	11,510	37.4%

During the nine-month period ended March 2026, revenues reached ARS 68,883 million, increasing by 6.0% compared to the same period of the previous fiscal year. EBITDA reached ARS 15,811 million, up 37.4% year-over-year. Additionally, 47 rooms at the Llao Llao Hotel are currently under renovation, temporarily affecting occupancy levels. The following chart shows certain information regarding our luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy (4)
Intercontinental (1)	11/01/1997	76,34%	313	79.0%
Sheraton Libertador (2)	03/01/1998	100,00%	200	65.7%
Llao Llao (3)	06/01/1997	50,00%	205	57.1%
Total	-	-	718	69.0%
(1) Through Nuevas Fronteras S.A. (Subsidiary of IRSA).
(2) Through Hoteles Argentinos S.A.U.
(3) Through Llao Llao Resorts S.A.
(4) Three months cumulated average.

Hotels’ operating and financial indicators.

	IIIQ 26	IIQ 26	IQ 26	IVQ 25	IIIQ 25
Average Occupancy	69.0%	69.0%	58.0%	56.4%	67.1%
Average Rate per Room (USD/night)	243.1	226,8	227.1	182.1	236.8

V. Sales and Developments

(in ARS million)	IIIQ 26	IIIQ 25	YoY Var	9M 26	9M 25	YoY Var
Revenues	6,662	3,875	71.9%	14,651	13,800	6.2%
Net result from fair value adjustment on investment properties	(99,425)	39,088	(354.4)%	(54,134)	(316,829)	(82.9)%
Operating income	(105,440)	37,264	(383.0)%	(57,609)	(346,415)	(83.4)%
Depreciation and amortization	121	63	92.1%	407	198	105.6%
Realized Net result from fair value adjustment on investment properties	189	-	-	1,869	3,942	(52.6)%
Impairment loss on properties for sale	(4,864)	6,001	(181.1)%	8,284	(11,057)	-
EBITDA (1)	(105,319)	37,327	(382.2)%	(57,202)	(346,217)	(83.5)%
Adjusted EBITDA (1)	(841)	(7,762)	(89.2)%	(9,483)	(14,389)	(34.1)%
(1) See Point XVI: EBITDA Reconciliation

Adjusted EBITDA of the “Sales and Developments” segment recorded a loss of ARS 9,483 million during the nine-month period ended March 2026, compared to a loss of ARS 14,389 million in the same period of the previous year.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2026

VI. Others

(in millions of ARS)	IIIQ 26	IIIQ 25	YoY Var	9M 26	9M 25	YoY Var
Revenues	2,191	1,535	42.7%	8,448	5,953	41.9%
Net result from fair value adjustment on investment properties	205	(393)	-	54	(639)	-
Operating income	1,010	(2,836)	-	(9,413)	(2,823)	233.4%
Depreciation and amortization	610	555	9.9%	1,191	1,857	(35.9)%
EBITDA	1,620	(2,281)	-	(8,222)	(966)	751.1%
Adjusted EBITDA	1,415	(1,888)	-	(8,276)	(327)	2,430.9%

VII. Financial Operations and Others

Interest in Banco Hipotecario S.A. (“BHSA”)

BHSA is a leading bank in the mortgage lending segment, in which IRSA held a 29.12% ownership interest as of March 31, 2026. The investment in Banco Hipotecario generated a gain of ARS 10,117 million during the nine-month period of fiscal year 2026, compared to a gain of ARS 4,426 million in the same period of 2025, mainly due to a higher financial margin, associated with higher yields on government securities during the third quarter of fiscal year 2026. For further information, please visit http://www.cnv.gob.ar or http://www.hipotecario.com.ar

VIII. EBITDA by Segment (ARS million)

9M 26	Shopping malls	Offices	Sales and Developments	Hotels	Others	Total
Operating income	298,437	(4,137)	(57,609)	11,959	(9,413)	239,237
Depreciation and amortization	5,050	387	407	3,852	1,191	10,887
EBITDA	303,487	(3,750)	(57,202)	15,811	(8,222)	250,124

9M 25	Shopping malls	Offices	Sales and Developments	Hotels	Others	Total
Operating income	460,791	(124,481)	(346,415)	7,593	(2,823)	(5,335)
Depreciation and amortization	3,481	334	198	3,917	1,857	9,787
EBITDA	464,272	(124,147)	(346,217)	11,510	(966)	4,452
EBITDA Var	(34.6)%	(97.0)%	(83.5)%	37.4%	751.1%	5,518.2%

IX. Reconciliation with Consolidated Statements of Income (ARS million)

The following table presents the reconciliation between segment results and the consolidated income statement. The difference is due to the presence of joint ventures that are included in segment results but not in the consolidated income statement.

	Total as per segment	Joint ventures*	Expenses and CPF	Elimination of inter-segment transactions	Total as per Statements of Income
Revenues	373,352	(2,163)	93,177	-	464,366
Costs	(80,391)	222	(93,878)	-	(174,047)
Gross result	292,961	(1,941)	(701)	-	290,319
Net result from changes in the fair value of investment properties	29,141	1,090	-	-	30,231
General and administrative expenses	(66,866)	264	-	179	(66,423)
Selling expenses	(23,407)	141	-	-	(23,266)
Other operating results, net	7,408	(19)	460	(179)	7,670
Operating income	239,237	(465)	(241)	-	238,531
Share of loss of associates and joint ventures	19,244	717	-	-	19,961
Result before financial results and income tax	258,481	252	(241)	-	258,492
*Includes Puerto Retiro & Nuevo Puerto Santa Fe.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2026

X. Financial Debt and Other Indebtedness

The following table describes our total indebtedness as of March 31, 2026:

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	0.9	Variable	< 360 days
Series XX	USD	21.3	6.00%	jun-26
Series XVIII	USD	21.4	7.00%	feb-27
Series XXII	USD	15.8	5.75%	oct-27
Series XIV	USD	67.1	8.75%	jun-28
Series XXIII	USD	51.5	7.25%	oct-29
Series XVIV	USD	473.7	8.00%	mar-35
IRSA’s Total Debt	USD	651.7
Cash & Cash Equivalents + Investments (2)	USD	367.4
IRSA’s Net Debt	USD	284.3
(1) Principal amount in USD (million) at an exchange rate of ARS 1,382.0/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2) Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies notes holding.

XI. Material Facts

February 2026: Warrants Exercise

Between February 17 and 25, 2026, certain warrants holders have exercised their right to acquire additional shares and 36,606,967 ordinary shares of the Company will be registered, with a face value of ARS 10. As a result of the exercise, USD 608,565 was collected by the Company.

After the exercise of these warrants, the number of shares of the Company increased from 774,190,153 to 810,797,120 with a face value of ARS 10, and the new number of outstanding warrants decreased from 53,161,206 to 26,392,876.

February and March 2026: “Ramblas del Plata” Project Commercialization Progress

During the quarter, the company has signed two barter agreements for two new lot of 4,727 sqm, with an estimated total saleable area of 13,286 sqm, belonging to the extended 1st stage of the “Ramblas del Plata” project. The transactions amount to USD 11.3 million, paid to IRSA through an upfront cash payment and saleable sqm to be received in the future.

The Company will continue infrastructure works on the “Ramblas del Plata” plot while advancing with the signing of agreements for the commercialization of the project.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2026

XII. Summarized Comparative Consolidated Balance Sheet

(in ARS million)	03.31.2026	03.31.2025	03.31.2024
Non-current assets	3,592,389	3,317,904	3,320,993
Current assets	715,873	738,246	440,829
Total assets	4,308,262	4,056,150	3,761,822
Capital and reserves attributable to the equity holders of the parent	1,922,365	1,771,393	1,804,139
Non-controlling interest	115,884	119,237	123,318
Total shareholders’ equity	2,038,249	1,890,630	1,927,457
Non-current liabilities	1,824,205	1,652,857	1,304,019
Current liabilities	445,808	512,663	530,346
Total liabilities	2,270,013	2,165,520	1,834,365
Total liabilities and shareholders’ equity	4,308,262	4,056,150	3,761,822

XIII. Summarized Comparative Consolidated Income Statement

(in ARS million)	03.31.2026	03.31.2025	03.31.2024
Profit from operations	238,531	(7,238)	(570,490)
Share of profit of associates and joint ventures	19,961	13,330	59,084
Operating income before financing and taxation	258,492	6,092	(511,406)
Financial income	8,259	4,715	36,784
Financial cost	(67,834)	(37,065)	(70,328)
Other financial results	122,350	79,203	127,031
Inflation adjustment	15,487	22,581	54,517
Financial results, net	78,262	69,434	148,004
Results before income tax	336,754	75,526	(363,402)
Income tax	(97,013)	(29,029)	132,380
Result of the period	239,741	46,497	(231,022)
Other comprehensive results for the period	(1,444)	(1,034)	(6,805)
Total comprehensive result for the period	238,297	45,463	(237,827)

Attributable to:
Equity holders of the parent	226,527	43,824	(223,964)
Non-controlling interest	11,770	1,639	(13,863)

XIV. Summary Comparative Consolidated Cash Flow

(in ARS million)	03.31.2026	03.31.2025	03.31.2024
Net cash generated from operating activities	118,767	162,762	155,773
Net cash (used in) / generated from investing activities	(270,673)	(25,443)	179,801
Net cash generated from / (used in) financing activities	(12,180)	200,279	(351,982)
Net increase / (decrease) in cash and cash equivalents	(164,086)	337,598	(16,408)
Cash and cash equivalents at beginning of year	221,177	49,348	56,597
Inflation adjustment	(3,043)	(3,753)	(16,677)
Foreign exchange gain / (loss) on cash and changes in fair value for cash equivalents	424	(1,347)	19,872
Cash and cash equivalents at period-end	54,472	381,846	43,384

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2026

XV. Comparative Ratios

(in ARS million)	12.31.2025		12.31.2024		12.31.2023
Liquidity
CURRENT ASSETS	715,873	1.61	738,246	1.44	440,829	0.83
CURRENT LIABILITIES	445,808		512,663		530,346
Solvency
SHAREHOLDERS’ EQUITY	2,038,249	0.90	1,890,630	0.87	1,927,457	1.05
TOTAL LIABILITIES	2,270,013		2,165,520		1,834,365
Capital Assets
NON-CURRENT ASSETS	3,592,389	0.83	3,317,904	0.82	3,320,993	0.88
TOTAL ASSETS	4,308,262		4,056,150		3,761,822

XVI. EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) interest income, (ii) interest expense, (iii) income tax expense, and (iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus (i) total financial results, net excluding interest expense, net (mainly foreign exchange differences, net gains/losses from derivative financial instruments; gains/losses of financial assets and liabilities at fair value through profit or loss; and other financial results, net) and minus (ii) share of profit of associates and joint ventures and minus (iii) net profit from fair value adjustment of investment properties, not realized.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors with supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to EBITDA and Adjusted EBITDA for the periods indicated:

For the ninth-month period ended March 31 (in ARS million)
	2026	2025
Profit for the period	239,741	46,497
Interest income	(8,259)	(4,715)
Interest expense	54,615	29,906
Income tax	97,013	29,029
Depreciation and amortization	10,913	9,708
EBITDA (unaudited)	394,023	110,425
Net gain / (loss) from fair value adjustment of investment properties	(30,231)	188,173
Realized net gain from fair value adjustment of investment properties	1,869	3,942
Impairment loss on properties for sale	(8,284)	11,057
Share of profit of associates and joint ventures	(19,961)	(13,330)
Inflation adjustment	(15,487)	(22,581)
Other financial results	(109,131)	(72,044)
Adjusted EBITDA (unaudited)	212,798	205,642

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2026

XVII. NOI Reconciliation

In addition, we present in this summary report Net Operating Income or “NOI”. We define NOI as gross profit from operations, less Selling expenses, plus realized result from fair value adjustments of investment properties, plus Depreciation and amortization, plus impairment loss on properties for sale.

NOI is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. We present NOI because we believe it provides investors with a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses NOI from time to time, among other measures, for internal planning and performance measurement purposes. NOI should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. NOI, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to NOI for the periods indicated:

For the ninth-month period ended March 31 (in ARS million)
	2026	2025
Gross profit	290,319	272,310
Selling expenses	(23,266)	(22,964)
Depreciation and amortization	10,913	9,708
Realized result from fair value of investment properties	1,869	3,942
NOI (unaudited)	279,835	262,996

XVIII. FFO Reconciliation

We also present in this summary report Adjusted Funds From Operations attributable to the controlling interest (or “Adjusted FFO”), which we define as Total profit for the year or period plus depreciation and amortization of property, plant and equipment, intangible assets and amortization of initial costs of leases minus total net financial results excluding net financial interests, minus unrealized result from fair value adjustments of investment properties minus inflation adjustment plus deferred tax, and less non-controlling interest net of the result for fair value, less the result of participation in associates and joint ventures.

Adjusted FFO is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. Adjusted FFO is not equivalent to our profit for the period as determined under IFRS. Our definition of Adjusted FFO is not consistent and does not comply with the standards established by the White Paper on funds from operations (FFO) approved by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”), as revised in February 2004, or the “White Paper.”

We present Adjusted FFO because we believe it provides investors with a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Adjusted FFO from time to time, among other measures, for internal planning and performance measurement purposes. Adjusted FFO should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Adjusted FFO, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to Adjusted FFO for the periods indicated:

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2026

For the ninth-month period ended March 31 (in ARS million)
	2026	2025
Result for the period	239,741	46,497
Result from fair value adjustments of investment properties	(30,231)	188,173
Result from fair value adjustments of investment properties, realized	1,869	3,942
Impairment loss on properties for sale	(8,284)	11,057
Depreciation and amortization	10,913	9,708
Other financial results	(109,131)	(72,044)
Deferred tax	(23,517)	(85,458)
Non-controlling interest	(12,204)	(2,183)
Non-controlling interest related to PAMSA’s fair value	(1,386)	(17,024)
Results of associates and joint ventures	(19,961)	(13,330)
Inflation adjustment	(15,487)	(22,581)
Adjusted FFO (unaudited)	32,322	46,757

XIX. Brief comment on prospects for the Next Quarter

The macroeconomic environment continues to show stability and predictability, with progress in the consolidation of the current economic program. This context is reflected in a gradual improvement in expectations and greater visibility for investment decision-making, supporting planning in the real estate sector.

In this framework, we will continue to strengthen and expand our shopping center portfolio, supported by a growth strategy that combines acquisitions, developments, and improvements to existing assets. While a slowdown in tenant sales has been observed in recent quarters, we maintain a positive outlook for the recovery of the business, within a process of retail reconfiguration driven by economic liberalization and the entry of new international brands. The addition of new brands —including international concepts already under construction or close to opening— will continue to diversify the tenant mix and enhance the performance of our malls in the medium term.

In the office segment, we expect occupancy levels to remain high, with sustained demand for premium spaces in strategic locations. In this context, we recently launched the development of a new corporate building for Mercado Libre, which will be integrated with the Zetta building —currently occupied by the company— within the Polo Dot complex, a premium commercial and corporate hub located in the northern area of the City of Buenos Aires.

In the hotel segment, while exchange rate competitiveness continues to represent a challenge, we are seeing signs of recovery in activity and maintain a constructive outlook for inbound tourism in the medium term.

In real estate development, we will continue advancing with projects currently under execution, including Distrito Diagonal shopping center in La Plata, Edificio Del Plata in downtown Buenos Aires, and Ramblas del Plata, the company’s most ambitious project. In this context, the recent decline in interest rates has helped revive mortgage lending, driving increased activity in the real estate market, particularly in the residential segment, which supports favorable prospects for the commercialization of the company’s projects. At the same time, we will continue to evaluate opportunities to acquire strategic real estate assets that contribute to the growth and diversification of our portfolio.

Additionally, we will continue working on cost efficiency and evaluating financial and corporate alternatives that allow us to maintain a sound liquidity position and strengthen the company’s capital structure.

Looking ahead, we will continue developing projects that integrate commercial and residential uses, with a focus on experience, quality, and sustainability, supported by the strength of our portfolio and our team’s execution capabilities.

Eduardo S. Elsztain
Chairman

&#xD;